INVEST IN **SWIFT RAILS, INC.**

Forever Sustainable Transportation - environmentally and financially


SWIFT Rails

LEAD INVESTOR



Christopher Hawes

I invested because I believe that Swift Rails will change the face of transit for the entire world, making it affordable and green. I also believe in all my years of investment I have never found a team so proficient in the skills it takes to build and scale a product like this.

Invested $1,000 this round

swiftrails.com Buffalo NY

Technology | Notable Angel | B2B | Hardware | Transportation

Featured Investors



Christopher Hawes

Syndicate Lead

I have been an investor, trader, and founder for the past 20+ years. I have worked and run businesses in the USA,...

Invested in Swift Rails, Inc.

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I invested because I believe that Swift Rails will change the face of transit for the entire world, making it affordable and green. I also believe in all my years of investment I have never found a team so proficient in the skills it takes to build and scale a product like this.

Invested $1,000 this round

Highlights

1. Revolutionary new transportation designed, tested and proven
2. USPTO notice of patent issuance September 2023
3. A strong and unmistakable trend is emerging towards individualized transit
4. 5 times faster, 40 times less expensive, zero emissions and 100 times safer
5. Semi-autonomous driverless vehicles take you to your destination
6. Massive growth potential in multi-trillion dollar market
7. Could potentially solve 1/3 of climate change, improves cities and quality of life

8 Great team - CEO led a public company that completed 50,000 projects in over 100 countries

Our Team



Kevin Neumaier CEO

Led 1,600 professionals on 5 continents to provide outstanding environmental and engineering advice to governments and companies. Grew the company 60% through the 2008 financial crisis - achieving record revenues and profits.

We are passionate about the environment. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!



James Enright Chief Design Officer

30 years of auto experience and co-innovator of Swift Rails. Jim is quick taking theories to actual physical products and has excellent manufacturing process knowledge. He designs our vehicles and track to be highly functional and easy to service.



Tony Gale COO

Experienced in all aspects of transportation hardware, software and SaaS for transit. Successfully scaled a ride-sharing startup offering services to over 10 million people.



Daryl Anderson CFO

Twenty years of experience in financial markets and risk management that included advising some of the world's largest corporations and founding one of the earliest electronic arbitrage trading firms.



Mark Cotter Chief Safety Officer

Lead Environmental, Health and Safety (EHS) professional for over 100 projects for public and private sector clients totaling over $500 million.

Forever Sustainable Transportation - environmentally and financially

Swift Rails is a new type of on-demand transit that is 5x faster and 40x less expensive than conventional light-rail.


SWIFT Rails
SWIFT Rails

Swift Rails uses autonomous 1-4 person vehicles traveling rapidly on a highway of ultra-light rails. Vehicles are hailed by app and deliver passengers directly to their destination with zero emissions. The rails are elevated 12-15 ft. above the traffic (and pedestrians, animals, wet roads and snow) using a pole similar in size to a light post and they install quickly and easily almost anywhere.

World's 2nd Largest Market (Transportation) Has Problems

Traffic wastes time and resources

- 8.8 billion hours (1 million years!) annually in the U.S. alone

It's dangerous

- #1 cause of death of 5 to 29-year olds

It's polluting

- Largest single source of carbon

And it's getting worse



- Number of vehicles is doubling every 20 years
- Running out of space for roads and parking

Transit should be the solution, but it's not working
- Prohibitively expensive, decade long projects
- Slow, inconvenient and uncomfortable

Swift Rails' Bold Concept

Forever Sustainable Transportation



Eliminate transportation related fatalities and injuries

Solve one third of climate change

Make transportation access more equitable

Radically lower cost for cities, vastly expanding the use of transit

Fast, comfortable, on-demand service

Create more greenspace by reducing need for roads and parking

Greatly reduce transportation footprint with zero-emission, quiet, ultra-light vehicles

Swift Rails Key Differentiators



Highly efficient operation, forever sustainable financially

On-demand service more convenient than fixed schedules

Fastest trip time - only stop at your destination

Designed for safety - no at-grade crossings, closed system, semi-autonomous vehicles

Tiny footprint uses about 500 times less space than roads and parking

Right-sized vehicles match the demand of each trip

Environmentally friendly – zero emissions, quiet, elevated

Swift Rails is a Better Way to Travel...

5 Times Faster
On-demand, no wait

Comfortable
Private vehicle, first class seat

Exceptionally Safe
1,000+ times safer than cars



Resilient
Weather, airborne illness

40 Times Less Expensive
to build vs. light-rail

Lowest Cost Per Mile
vs. transit, bus, car

Sustainable
electric zero-emissions, small footprint

Select Your Destination, Relax and it Takes You Right There
No traffic, no parking, no waiting at other stops

Current Light-Rail vs. Swift Rails

Cars are undergoing a revolution and it's time transit did as well

100,000 lbs   600 lbs

 VS

Confusing maps, transfers and schedules   Simple - direct travel on-demand

 VS

 VS

Our elegant solutions to these and other issues will *EXPAND* transit use

Our Smarter Design Makes Transit Profitable









operating profit
Semi-Autonomous
mostly autonomous system requires far fewer employees
On-demand
moving vehicles only when there is demand cuts expensive waste
All public transit systems currently lose money
Ultra-light vehicles
enable radically cheaper infrastructure and lower cost to move
operating loss

On-Demand and Point to Point Travel

Hail with App
Goes directly to your stop with no stops in between
Highly Efficient Traffic Flow

5x Faster than Conventional Transit (don't stop at other people's stops)

Much more Convenient and Comfortable (like your own car)

Eliminate parking hassles and costs

Swift Rails Makes Transit Profitable

The choice for cities is clear

	Conventional Light-Rail	Swift Rails
Cost to Build (24-mile system)	$ 4 Billion	$ 180 million
Annual Fare Revenue	$ 25 million	$ 25 million
Estimated Annual Profit Share (Cost) to City	($ 60 million)	$ 2 million

This decision will impact the next 30 years

Forward-looking projections cannot be guaranteed.

A Tale of Two Cities

Year 1 (Decide to build 24-mile, 20 station system)	Years in between	Year 30
City 1 $4 billion capital cost 7 years until operation	$60 million annual operating loss	Still only 24-mile, 20 station system Need to increase taxes to upgrade infrastructure (or replace system with Swift Rails)
City 2 $180 million capital cost 2 years until operation	$2 million annual profit share to city System is fully maintained Size of system network expands - changes with the city - utility to riders improves Ridership grows Revenue and profits grow Further expansion	Updated 360-mile system 1,500 stations Most of city connected Very high utility for riders High ridership levels Roads become less congested More greenspace, less pavement $30 million annual profit

At Scale Everyone Benefits Even More

At Year 30 across 4,200 cities:



Municipal Annual Savings	$3.9 trillion	**Collectively**	
Individuals Annual Savings	$8.3 trillion	Tens of millions fewer injuries and deaths	
		Zero emissions (gigatons of carbon reduction)	
Swift Rails Annual Profit	$945 billion	Improved land use and resiliency	
		Billions of hours in saved time	

Least Expensive Now - Improves at Scale



Avg Cost to Provide 1-mile Trip

- Light Rail — $1.69
- Bus Rapid Transit — $1.53
- Commuter Rail — $1.06
- Personal Car [1] — $0.70
- Swift Rails Now [2] — $0.26
- Swift Rails at Scale [2] — $0.11

1) All in cost - does not include the cost of building and maintaining roads or the value of land required for roads and parking
2) Estimated forecasts – forever maintenance included, assumes subsidized initial capital costs similar to other transportation

Huge New Space - No Established Competition



SWIFT Rails has the best design and the lowest costs

Our big key advantages:

- Passenger focused design, "first-class" comfort; privacy
- Engineered for high performance and low cost
- Small, flexible footprint
- Very strong team with proven experience selling to MPOs, governments, universities and international markets

Others see the opportunity, none are well established

High Level of Interest

Big hit at conventions
- National Smart City Connect
- NYS Innovation Summit

Customer, Political and Transit Agencies
- Ongoing discussions and interest from several cities and tourist areas
- Congressional support and project funding
- One of world's largest transit agencies supporting our development

Award winning
- International Transportation and Automotive Summit
- Smart City Startup Challenge Finalist
- Fan favorite, Clarkson University Technology Showcase



Current Technology Status – Working as Designed

Desired Future of Transportation	Conceptualized	Designed	Built	Tested	Results
Lower cost to build	✓	✓	✓	✓	10 to 100X less – avg 40x
Faster to destination	✓	✓	Partial	Partial	5X faster
Safer	✓	✓	Partial	Partial	100X safer
More sustainable	✓	✓	✓	Partial	20X more energy efficient

More resilient	✓	✓	✓	Partial	Better for snow, flooding, earthquakes, COVID
Convenience	✓	✓	✓	✓	Greater comfort, point-to-point delivery, on-demand, semi-autonomous
Land use improvement	✓	✓	Partial	Partial	500X less surface land required

We Make Installing Transit Easy by Radically Changing the Cost Equation

Our low cost, quick installation and tiny footprint completely changes how transit can be applied by eliminating the biggest hurdles to implementation. In many cases, we can build a system for the time and cost of studying conventional transit projects.

	Conventional Transit	SWIFT Rails	Improvement
All-in Capital Cost Per Mile	$40 million to $2.0 billion	$6 million to $12 million	7 to 167 times cheaper
Construction Start to Finish	5-7 years +	Built in months	7 times faster
Disruption Time Per Street Crossing	6 months to 2 years	8 hours	1,300 times faster
Ongoing Maintenance Cost to Public	Significant operating subsidy required	None; operates profitably	Infinitely better
Applicable Terrain	Very limited	Its nimble, build almost anywhere	Expands how transit is applied
Flexibility	Very difficult to expand	Easy to add stops, expand lines	Everyone can connect
Affordability	Only large cities can afford	Small cities, large campuses, venues	Enables widespread adoption

Why We Expect Widespread Adoption

Potential rider response hugely positive:

- 89% would use it instead of their car
- 84% would use it regularly
- 80% love the design of the vehicle
- 96% are willing to pay



Transportation professionals like the idea just as much:

- Enthusiastic MPO, transit agency, mission driven organizations support
- Urban planners and engineers really like it
- Cities get a self-financing solution

Survey results from 114 students, faculty and staff taken at Clarkson University

Non-stop is Better



Mode	Begin Trip	A	B	C	D	E	F	G	H	Distance	Average Trip Time
Swift Rails	Hail your personal vehicle like an Uber, so it is ready when you are (No waiting).	Get in	Uninterrupted travel at maximum safe speed						Arrive, exit vehicle	6 miles	8 minutes
Transit	Get to the stop, wait for the train or bus to arrive	Get in	Stop at B	Stop at C	Stop at D	Stop at E	Stop at F	Stop at G	Arrive, exit vehicle	6 miles	45 minutes
Car	Walk to your car	Get in	Get on road, deal with traffic, distracted drivers, lights, stop signs, pedestrians, cyclists, animals and then look for parking					Park car, walk	Arrive	6 miles	25 minutes

People Who See Our Vehicle Love Our Concept

Just about anyone who sees our vehicle in person immediately "gets it". We've had over 1,000 people sit in the vehicle and responses have been overwhelmingly positive. They all want Swift Rails in their hometown, and many are bursting with ideas of other places where it would be great.







Progress to Date

Built a test track, multiple vehicles, switch, developed remote control capability, production process

Raised $874,000 from 480 investors – $1.3 million in total funding (incl. grants, tax credits)

USPTO to award first patent in September 2023 for fourteen claims. Additional claims on continuation and additional patent filings on new technology

In discussions with several locations in the U.S. and one in the U.K.

Developed partnerships that deeply enhance key capabilities and enable scaling:

ZERO
MOTORCYCLES
Motors, Technology & Support

MARQUARDT
Vehicle Interior & Technology

CLI
Custom Laser Inc
Manufacturing & Supply Partner

Use of Proceeds

Now that we have system that works and is patented, we need to get it to market. We are seeking funding primarily to accelerate business development

Targeted Activities

- Business development
  - Cities, greenways and parks
  - Small nations
  - Tourism, entertainment, campuses
- Further product development
- Enhancements to manufacturability
- Expand patent portfolio



Use of Proceeds

General & Administrative 8%
Materials 12%
Design & Engineering 30%
Business Development 50%

Flexible cost structure allows us to adapt

Your Investment Will Introduce Transportation That Changes the World

Solving Climate Change

- 2.4 gigatons of annual carbon reduction projected by 2040*

Making Transportation Safer

- Estimated 10 million annual traffic injuries avoided by 2040*

Improving Life

- Reduce air pollution, congestion and stress

- Make travel fun again

- Free up green space and make cities more livable

Making a Great Return

• Things that transform the world have great returns on investment

We will work incredibly hard to make your return worthwhile

* please see our Impact Report at https://www.swiftrails.com/world-changing-impact/ for more detail



Downloads


Swift Rails Impact in 2040 with Executive Summary Final blue.pdf

Oct23 Wefunder FINAL.pdf